QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED OCTOBER 31, 2004

(Expressed in United States Dollars)

These financial statements have not been reviewed by the Company's auditors

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

	October 31, 2004	July 31, 2004
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$712,432	$686,386
Amounts receivable and prepaids	9,448	7,311
	721,880	693,697

Mineral property interests (note 4)	–	–

	$721,880	$693,697

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$37,871	$19,477
Due to related parties (note 6)	993	3,372
	38,864	22,849

Shareholders' equity (deficit)
Share capital (note 5)	20,627,632	20,627,632
Contributed surplus (note 5(e))	64,032	64,032
Deficit	(20,008,648)	(20,020,816)
	683,016	670,848
Nature and continuance of operations (note 1)
Subsequent events (note 9)

	$721,880	$693,697

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ David S. Jennings	/s/ Rene G. Carrier

David S. Jennings	Rene G. Carrier
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

	Three months ended October 31
	2004	2003

Expenses
Legal, accounting and audit	10,228	370
Mineral property investigations	21,120	802
Office and administration	11,672	6,237
Regulatory, trust and filing	919	1,282
	43,939	8,691

Other items
Foreign exchange (gain)	(52,981)	(24,978)
Interest income	(3,126)	(3,053)
	(56,107)	(28,031)

Income for the period	$12,168	$19,340

Basic and diluted income per common share	$0.00	$0.00

Weighted average number of
common shares outstanding	11,178,315	9,645,217

Consolidated Statements of Deficit
(Expressed in United States Dollars)

	Three months ended October 31
	2004	2003
Deficit, beginning of period	$(20,020,816)	$(19,884,564)
Income for the period	12,168	19,340
Deficit, end of period	$(20,008,648)	$(19,865,224)

The accompanying notes are an integral part of these consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Three months ended October 31
Cash provided by (applied to):	2004	2003

Operating activities
Income for the period	$12,168	$19,340
Changes in non-cash working capital items:
Amounts receivable and prepaids	(2,137)	(2,976)
Accounts payable and accrued liabilities	18,394	2,409
Cash provided by operating activities	28,425	18,773

Financing activities
Balances due to related parties	(2,379)	–
Cash used by financing activities	(2,379)	–

Increase in cash and equivalents
during the period	26,046	18,773
Cash and equivalents, beginning of period	686,386	490,353

Cash and equivalents, end of period	$712,432	$509,126

Supplemental disclosure:
Interest paid during the period	$–	$–
Income taxes paid during the period	$–	$–

The accompanying notes are an integral part of these consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

1.	CONTINUING OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. Other than incidental interest income, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) the Company, (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. (“Wavecrest”), a company incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(b)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and accounts payable, related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term nature.

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at October 31, 2004 and July 31, 2004.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

(d)	Interests in mineral properties

Property acquisition costs and exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management has determined there to be an impairment in value. These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserves of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value. Proceeds received on options for mineral properties are credited against mineral property acquisition costs and exploration and development costs of the related mineral properties.

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

(e)	Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on currency translation are included in operations in the period they occur.

(f)	Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(g)	Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSXV”) on the date of issue or as otherwise provided under the agreement terms to issue the shares.

(h)	Stock-based compensation

Effective August 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

(i)	Earnings per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic income per share is calculated using the weighted average number of shares outstanding during the period.

(j)	Use of estimates

The presentation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the reporting date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization. Actual results could differ from those estimates.

(k)	Comparative figures

Where necessary, prior periods’ figures have been reclassified to conform with the current period’s presentation.

4.	MINERAL PROPERTY INTERESTS

	Three months	Year ended
	ended October	July 31,
	31, 2004	2004

Ample-Goldmax Property, British Columbia
Acquisition costs
Balance, beginning of period	$–	$12,915
Incurred during the period	–	2,295
Written off during the period	–	(15,210)
Balance, end of period	–	–

Exploration costs
Balance, beginning of period	–	8,086
Incurred during the period	–	–
Written off during the period	–	(8,086)
Balance, end of period	–	–

Total mineral property interests	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

(a)	Ample-Goldmax Property British Columbia, Canada

During the year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. The Company paid the optionors C$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and issued payments of 25,000 common shares every three months for a total of 75,000 common shares in fiscal 2003 and a further 25,000 common shares in fiscal 2004. During the year ended July 31, 2004, the Company terminated its option, and accordingly, wrote off its interest in the amount of $23,296. The Company has no further obligations under the option agreement.

(b)	Quartz Mountain Property Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, right and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 60 million common shares, without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued:	Shares	Price	Amount

Balance, July 31, 2001	8,572,204		$20,298,625
Mineral property	25,000	0.051	1,271

Balance, July 31, 2002	8,597,204		20,299,896
Private placement, less issuance costs	711,111	0.071	40,895
Exercise of warrants	260,000	0.074	19,265
Mineral property	75,000	0.088	6,569

Balance, July 31, 2003	9,643,315		20,366,625
Private placement, less issuance costs	1,510,000	0.210	258,712
Mineral property	25,000	0.092	2,295

Balance, July 31, 2004 and October 31, 2004	11,178,315		$20,627,632

(i)	On December 2, 2002, the Company issued 711,111 units at a price of C$0.1125 for gross proceeds of C$80,000. Each unit is comprised of one common share and one share purchase

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

warrant. Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of C$0.15. The Company incurred professional fees of $793 in connection with this share issuance. The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

(ii)
On April 19, 2004, the Company issued 1,510,000 units at a price of C$0.28 for gross proceeds of C$422,800. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase a further common share exercisable until April 19, 2006, at a price of C$0.37 per common share. The Company incurred professional fees of $3,833 in connection with this share issuance. The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $54,540 and are included in contributed surplus.

(c)	Share purchase warrants

	Number of
Share purchase warrants	Warrants	Price

Balance at July 31, 2001 and 2002	260,000	C$0.10
Private placement, December 2002 (note 5(b)(i))	711,111	C$0.15
Exercised	(260,000)	C$0.10

Balance at July 31, 2003	711,111	C$0.15
Private placement, April 2004 (note 5(b)(ii))	1,510,000	C$0.37

Balance at July 31, 2004 and October 31, 2004	2,221,111

(d)	Share purchase options

At its Annual General Meeting held in January 2004, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSX Venture Exchange. Under this plan, the Company is authorized to grant up to 1,900,000 share purchase options to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with any other share compensation arrangement, of greater than 5% of the outstanding listed shares. Options granted are for a term of no greater than five years. The previous plan has been cancelled

To October 31, 2004, no share purchase options had been granted under this plan. There were no stock options outstanding as at October 31, 2004.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

(e)	Contributed surplus

		Contributed
		Surplus

	Balance, July 31, 2002 and 2001	$–
	Share purchase warrants issued, December 2002 (note 5(b)(i))	9,492

	Balance, July 31, 2003	9,492
	Share purchase warrants issued, April 2004 (note 5(b)(ii))	54,540

	Balance, July 31, 2004 and October 31, 2004	$64,032

6.	RELATED PARTY TRANSACTIONS

		As at	As at
		October 31,	July 31,
	Balances payable	2004	2004
	Balances payable to related parties:
	Hunter Dickinson Inc. (a)	$789	$3,168
	Due to a director	204	204
	Total	$993	$3,372

		Three months
		ended
		October 31,	Year ended
	Transactions	2004	July 31, 2004
	Services rendered and expenses reimbursed
	Hunter Dickinson Inc. (a)	$2,725	$19,776
	Euro-American Capital Corporation (b)	–	606
	Other (c)	–	40,580

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company’s exploration properties. There are no specific terms of repayment.

During the year ended July 31, 2003, the Company completed a private placement with this private company of 711,111 units comprised of one common share and one share purchase warrant at a price of C$0.1125 per unit.

(b)	Euro-American Capital Corporation is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
Period ended October 31, 2004

(c)
During the year ended July 31, 2004, the Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company. These costs are included in office and administration expenses.

(d)	Gordon J. Fretwell Law Corporation is a private company controlled by a director of the Company that provides legal services to the Company based on the fair market value of those services.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

7.	INCOME TAXES

At July 31, 2004, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $1,551,000 in the United States which, if unused, will expire between fiscal years ending 2005 and 2023. The Company has tax losses in Canada of approximately $89,000, which if unused, will expire between fiscal 2005 and 2012. The Company has resource allowance expenditures and capital asset deductions of approximately $949,000 and $30,000, respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts was been provided.

8.	SEGMENTED INFORMATION

As of October 31, 2004, all of the Company's assets and operations are located in British Columbia, Canada, principally in the resource industry.

9.	SUBSEQUENT EVENT

Subsequent to October 31, 2004, the Company issued 711,111 common shares at a price of C$0.15 per common share pursuant to the exercise of warrants.